Filed Pursuant to Rule 433
Registration Statement No. 333-180300-03
May 29, 2012

CREDIT SUISSE
Eleven Madison Avenue New York, NY 10010 USA	Telephone +1 212 325 5200 Fax +1 212 325-6665

Media Release
Credit Suisse Announces Quarterly Coupon of $0.3613 per share on its Cushing® 30 MLP ETN (ticker symbol “MLPN”).

New York, May 29, 2012 On May 21, 2012, Credit Suisse declared $0.3613 per share as the amount of the quarterly coupon for its MLP Index ETNs. The coupon is payable on June 6, 2012 to shareholders of record on May 29, 2012. The ex-dividend date is May 24, 2012.

Based on the closing price of MLPN on May 21, 2012, the coupon represents an annualized yield of 5.65%

For more information on the Credit Suisse suite of ETN offerings, please visit: www.creditsuisse.

com/etn.

The ETN may not suitable for all investors and should be purchased only by knowledgeable investors who understand the potential consequences of investing in the ETNs.

Press Contact

Katherine Herring, Credit Suisse, telephone +1 212-325-7545, katherine.herring@credit-suisse.com

Credit Suisse AG

Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 48,700 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Investment Banking

In its Investment Banking business, Credit Suisse offers securities products and financial advisory services to users and suppliers of capital around the world. Operating in 57 locations across 30 countries, Credit Suisse is active across the full spectrum of financial services products including debt and equity underwriting, sales and trading, mergers and acquisitions, investment research, and correspondent and prime brokerage services.

All businesses of Credit Suisse are subject to distinct regulatory requirements; certain products and services may not be available in all jurisdictions or to all client types.

Credit Suisse has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this press release relates. Before you invest, you should read the applicable pricing supplement, the prospectus supplement dated March 23, 2012 and the prospectus dated March 23, 2012 that Credit Suisse has filed with the SEC for more complete information about Credit Suisse and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse or any agent or any dealer participating in this offering will arrange to send you the applicable pricing supplement, prospectus supplement and prospectus if you so request by calling 1-800-221-1037.

This document was produced by and the opinions expressed are those of Credit Suisse as of the date of writing and are subject to change.

Copyright © 2012, CREDIT SUISSE GROUP AG and/or its affiliates. All rights reserved.